UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive., Suite 360
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,572,152 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,572,152 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,572,152 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.69% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 2,651,331 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants (defined in Amendment No. 8 and Amendment No. 10), and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 78,670,704 Shares outstanding, which is the sum of: (i) 76,019,373 Shares outstanding as of November 2, 2017; and (ii) 2,651,331 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,089,552 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,089,552 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,089,552 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.43% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2) This percentage is based on a total of 76,870,169 Shares outstanding, which is the sum of 76,019,373 Shares outstanding as of November 2, 2017, plus 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,482,600 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,482,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,482,600 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.76% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  This amount includes 1,800,535 Shares the at the Reporting Person has the right to acquire upon exercise of New Warrants, and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 77,819,908 Shares outstanding, which is the sum of: (i) 76,019,373 Shares outstanding as of November 2, 2017; and (ii) 1,800,535 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,382,600 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,382,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,382,600 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.97% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 76,019,373 Shares outstanding as of November 2, 2017.

SCHEDULE 13D

CUSIP No: 090911108		Page 6 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, Amendment No. 9 filed on October 10, 2016, Amendment No. 10 filed on April 17, 2017, and  Amendment No. 11 filed on July 5, 2017 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.   All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 29, 2017, the Issuer announced the commencement of a pro rata rights offering (the “Rights Offering”) of non-transferable subscription rights (“Subscription Rights”) to holders of Shares, as of 5:00 p.m. Eastern Time, on November 8, 2017 (“Record Date”), entitling the holders of such Subscription Rights (“Record Date Stockholders”), to purchase up to an aggregate of 26,302,703 Shares.  Record Date Stockholders received 0.346 Subscription Rights for each Share held on the Record Date.  Each whole Subscription Right entitled its holder to purchase one Share at a subscription price of $0.456 per Share, (“basic subscription right”), subject to certain limitations.  The Rights Offering also included an oversubscription privilege, which entitled Record Date Stockholders who fully exercised their basic subscription right to purchase, subject to certain limitations and subject to allotment, a portion of the unsubscribed Shares at the same subscription price of $0.456 per share (“over-subscription privilege”).  At any time prior to the Rights Offering closing date, the Issuer may in its sole discretion withdraw or terminate the Rights Offering.

In addition, on November 9, 2017, in connection with the Rights Offering, the Reporting Persons entered into an amendment (the “November 2017 Amended Standstill Agreement”) to the Standstill Agreement dated November 10, 2015 with the Issuer, as disclosed in Amendment No. 6, and amended by the Amended Standstill Agreement dated August 1, 2016, as disclosed in Amendment No. 8, pursuant to the Issuer’s previously filed Registration Statement on Form S-1, as amended, with the SEC and effective as of the closing of the Rights Offering, the November 2017 Amended Standstill Agreement increased the ownership limit under the Amended Standstill Agreement from 30% to 41% such that, pursuant to the Standstill Amendment, as amended, each of the Reporting Persons has agreed with respect to itself and its associates and affiliates, among other things, not to purchase or acquire any Shares if such a purchase would result in aggregate beneficial ownership by it and its affiliates and associates in excess of 41% of the issued and outstanding Shares.

In connection with the Rights Offering, on September 26, 2017 the Reporting Persons entered into a commitment letter (the “Commitment Letter”) with the Issuer pursuant to which the Reporting Persons will exercise their respective basic subscription rights as well as exercise their over-subscription privilege pursuant to the Rights Offering in an amount not less than $3,000,000.  Any Shares purchased in connection with the transactions described in the Commitment Letter will be purchased directly from the Issuer on a private basis and are not being registered under the Securities Act of 1933.

The summaries contained herein of the Rights Offering, the November 2017 Amended Standstill Agreement, and the Commitment Letter do not purport to be complete and are qualified in its entirety by reference to the full text of such documents and are incorporated by reference herein.  The November 2017 Amended Standstill Agreement and the Commitment Letter are included as Exhibit P, Q, respectively, to this Amendment No. 12.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

SCHEDULE 13D

Page 7 of 9 Pages

(a, b)  As of November 11, 2017, Mr. Schuler may be deemed to beneficially own, in the aggregate, 22,572,152 Shares, representing approximately 28.69% of the Shares outstanding.  This amount consists of: (A) 10,238,756* Shares and 850,796 Shares obtainable upon exercise of Warrants held by the Trust, collectively representing approximately 14.43% of the Shares outstanding; (B) 9,582,065 Shares and 1,800,535 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 14.97% of the Shares outstanding; and (C) 100,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.13% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 76,019,373 Shares outstanding as of November 2, 2017, according to the Issuer’s Form S-1/A Registration Statement filed November 3, 2017; (ii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 2,651,331 Shares issuable upon exercise of Warrants held by the Trust; and (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,800,535 Shares issuable upon exercise of New Warrants held by the Foundation.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 11,089,552 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

As of November 11, 2017, Ms. Schuler may be deemed to beneficially own, in the aggregate, 11,482,600 Shares, representing approximately 14.76% of the Shares outstanding.  This amount consists of (A) 100,000 Shares held by Ms. Schuler, representing approximately 0.13% of the Shares outstanding, and (B) 9,582,065 Shares and 1,800,535 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 14.97% of the Shares outstanding. Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The foregoing beneficial ownership percentages are based on the sum of: (i) 76,019,373 Shares outstanding as of November 2, 2017, according to the Issuer’s Form S-1/A Registration Statement filed November 3, 2017; and (ii) for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,800,535 Shares issuable upon exercise of New Warrants held by the Foundation.

As disclosed in Amendment No. 2, the Foundation holds an additional 3,824,252 warrants whose terms prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.  As such, although the Foundation holds additional warrants to acquire 3,824,252 Shares, due to the 19.99% blocker, at this time, the Foundation cannot exercise any of these warrants.

* This figure includes an additional 43,557 Shares that had been inadvertently excluded from the Shares beneficially owned by the Trust as reported in the Schedule 13D.

(c)  As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Amendment No. 12.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response set forth in Item 4 of this Amendment No. 12 is incorporated herein by reference.

SCHEDULE 13D

Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit P:
Commitment Letter, dated September 26, 2017, between each of Renate Schuler, Jack W. Schuler Living Trust and Schuler Family Foundation and BIOLASE, Inc. (incorporated by reference to Exhibit 10.24 on Form S-1 filed by the Issuer on September 29, 2017, as amended on October 10, 2017 and November 3, 2017)

Exhibit Q:
Form of Amendment to Standstill Agreement, dated November 9, 2017, by and among Biolase Inc., Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (incorporated by reference to Exhibit 99.1 on Form 8-K  filed by the Issuer on November 9, 2017)

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2017

JACK W. SCHULER

/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

RENATE SCHULER

/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President